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                                   EXHIBIT 3

                     Withdrawal Letter dated March 8, 1998
                                  March 8, 1998


Board of Directors
Pollo Tropical, Inc.
7300 North Kendall Drive
8th Floor
Miami, Florida 33156

Gentlemen:

         Thank you for meeting with me Friday afternoon.

         As you know, we are disappointed with your response to our proposal. We believe that the transaction outlined by us would result in substantial benefits to Pollo Tropical, Inc. (the "Company") and the holders of the Company's shares not held by us and would provide such shareholders with the opportunity to realize a fair and generous cash value for their shares.

         In light of your response, on behalf of myself, Molly Harris and W. Carl Drew, we hereby formally withdraw our proposal to acquire all of the outstanding shares of common stock of the Company not currently owned by us.

                                             Very truly yours,

                                             /s/ Larry J. Harris
                                             ---------------------------
                                             Larry J. Harris

                              Page 14 of 20 Pages
                            Exhibit Index on Page 9